UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)1

Brookmount Explorations Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

114270101

(CUSIP Number)

David Dadon

717 Jervis Street, Suite 2402, Vancouver BC Canada V6E 4N5

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12-31-2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 114270101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Dadon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 5,291,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER N/A
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 5,291,000
WITH	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,291,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 114270101	13D	Page 3 of 5 Pages

Item 1.

Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. The address of the principal executive offices of the Company is 999 Canada Place, Suite 404, Vancouver, British Columbia, V6C 3EZ.

Item 2.

Identity and Background.

(a)

This statement is filed by the Reporting Person, David Dadon.

(b)

717 Jervis Street, Suite 2402, Vancouver BC Canada V6E 4N5

(c)

Occupation: Private investor

(d)

The Reporting Person, David Dadon, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person, David Dadon, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship: United States

Item 3.

Source or Amount of Funds or Other Consideration.

4,291,000 acquired December 31, 2005, pursuant to a service contract, attached hereto as an exhibit.

1,000,000 acquired April 5, 2006 pursuant to the Brookmount Explorations 2006 Stock Plan, as filed on Form 8-K April 7, 2006.

Item 4.

Purpose of the Transaction.

The purpose of the acquisition of the shares by the reporting person, was for compensation for services rendered as the Chairman and Secretary of the Company. The shares are held for investment.

On June 30, 2006, the Reporting Person filed a complaint against the Company, its President Mr. Peter Flueck and its Chief Operating Officer Mr. Zaf Sungur, in the US District Court for the Central District of California (case number CV06-4172 GPS RCx), claiming $5 million in damages for ten counts, including breach of contract, libel, fraud and intentional deceit, wrongful conduct and infliction of emotional distress. A copy of the complaint is attached hereto as an exhibit.

(a)

from time to time, the Reporting Person may acquire or dispose of shares of the issuer as an investment decision only.

(b)

-  (j) as a result of the current actions of management and the legal action described above, the Reporting Person may influence the Company to execute on one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.

Interest in Securities of the Issuer.

(a)

5,291,000 representing 18% of the common stock, par $0.001, as reported at July 7, 2006 on the form 10-QSB filed July 14, 2006 by the Company.

(b)

Mr. David Dadon has sole power to vote and to dispose of the shares listed in paragraph (a) above.

(c)

There were no transactions during the past sixty days.

(d)

None

(e)

N/A

CUSIP No. 114270101	13D	Page 4 of 5 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.

Material to be filed as Exhibits.

99.1

Agreement dated December 31, 2005, between David Jacob Dadon and Brookmount Exploration, Inc.

99.2

Complaint filed in the United States District Court for Central District of California, David Dadon, plaintiff and Brookmount Explorations, Inc., Peter Flueck, Zaf Sangur and Does 1 through 10 inclusive, defendents, case number CV06-4172 GPS (RCx)

CUSIP No. 114270101	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2006

By:	/s/ DAVID DADON
David Dadon